Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Wearable Devices Ltd.

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on form F-1, of our report dated April 6, 2022 (except for Notes 1d, 9d, 9e and 9f as to which the date is September 6, 2022), relating to the consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 of Wearable Devices Ltd., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

September 6, 2022

Tel Aviv, Israel